VF 4-7-05

AM 4-5-2005 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



05041446

SEC RECEIVED PROCESSING MAR 3 1 2005 WASH., D.C. 160

| SEC FILE NUMBER |
| --- |
| 8- 65998 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 01/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Knox Securities Corp.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Riverside Avenue, 5th Floor
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Baisley 203-226-6408
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

850 Canal Street (Address) Stamford (City) CT (State) 06902 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael Baisley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Knox Securities Corp., as of January 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[Signature]
Signature

President
Title

[Signature: Theresa M. LaRusso]
Notary Public

**THERESA M. LA RUSSO**
***NOTARY PUBLIC***
MY COMMISSION EXPIRES NOV. 30, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Contents

McGladrey & Pullen
Certified Public Accountants

**Independent Auditor's Report**

To the Board of Directors
Knox Securities Corp.
Westport, Connecticut

We have audited the accompanying statement of financial condition of Knox Securities Corp. as of January 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Knox Securities Corp. as of January 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 11, 2005

Knox Securities Corporation

**Statement of Financial Condition**
**January 31, 2005**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 139,876 |
| Other receivables | | 1,392 |
| Prepaid expenses | | 657 |
| | $ | 141,925 |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 19,735 |
| Due to Parent | | 30,000 |
| **Total liabilities** | | 49,735 |
| | | |
| Stockholder's Equity | | |
| Common stock, $.01 par value, 10,000 shares authorized, 1,000 issued and outstanding | | 10 |
| Additional paid-in capital | | 34,990 |
| Retained earnings | | 57,190 |
| **Total stockholder's equity** | | 92,190 |
| | $ | 141,925 |

See Notes to Financial Statements.

## Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Knox Securities Corp. (the "Company") was incorporated in the state of Delaware on January 29, 2003. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. on January 2, 2004. The Company's revenue is primarily derived from providing investment banking services, providing merger and acquisition, financial advisory and general corporate consulting services to companies and through its participation in private placement offerings. The Company is a wholly owned subsidiary of Knox Capital Corp. (the "Parent").

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying financial statement has been prepared on the accrual basis of accounting.

Cash: Cash includes cash held in an interest bearing bank account. Cash, at times, may exceed federally insured limits. The Company has not experience any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Income taxes: The Company is classified as a "C" Corporation for income tax purposes, and files a consolidated tax return with its Parent. The Company records its own tax provision.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have significant effect on the accompanying financial statements.

## Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 through January 1, 2005. Effective January 2, 2005, the ratio shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At January 31, 2005, the Company had net capital and net capital requirements of $90,141 and $5,000. The Company's ratio of aggregate indebtedness to net capital at January 31, 2005 was .58 to 1.

## Note 3. Related Party

The Company has an operating agreement with its Parent that a monthly charge of operating costs incurred at the Parent level will be allocated to the Company. As of January 31, 2005, the Company owed the Parent $30,000.

## Note 4. Stock Option

As part of a Business Alliance Agreement, the Parent has granted an Alliance Partner the option to purchase shares of the Company totaling 4.9% (49 shares at January 31, 2005) of all issued and outstanding shares for a nominal amount. The option term expires on June 30, 2006, unless changed by an amendment to the Business Alliance Agreement. As of January 31, 2005, no options have been exercised.